August 15, 2024

Arie Trabelsi
Acting Chief Financial Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel

        Re: SuperCom Ltd.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Filed April 22, 2024
            File No. 001-33668
Dear Arie Trabelsi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing